Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES THE SALE OF AN INVESTMENT

Medellin, Colombia, December 21, 2018

Bancolombia announces the signing of an agreement for the sale by Banagrícola S.A., a Bancolombia subsidiary, of Banagrícola S.A.’s shareholdings in Sura Asset Management S.A. – SURA AM, a company specializing in pensions, deposits and investments in Latin America. The shares will be sold to Caisse de Dépôt et Placement du Québec (CDPQ). The transaction is subject to the receipt of certain regulatory approvals.

The shares, totalling 3.65% of the share capital of SURA AM, will be sold for one hundred thirty-five million one hundred seventy-three thousand two hundred thirty-six dollars (US$135,173,236), a sum which will be payable in cash by the buyer once the sale is closed.

CDPQ is the leading manager of institutional pension and insurance funds in Canada, with investments worldwide in the main financial markets, private equity, infrastructure, real estate and private debt, among others.